UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Performance Sports Group Ltd.

(Name of Issuer)

Common Shares, no par value

(Title Class of Securities)

71377G100

(CUSIP Number)

Samuel Robinson

Sagard Capital Partners, L.P.

280 Park Avenue, 3rd Floor West

New York, NY 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 7,721,599

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 7,721,599

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,721,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 16.9%

14	Type of Reporting Person: PN

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 7,721,599

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 7,721,599

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,721,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 16.9%

14	Type of Reporting Person: CO

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 7,721,599

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 7,721,599

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,721,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 16.9%

14	Type of Reporting Person: CO

CUSIP No. 71377G100

1	Name of Reporting Person: Sagard Holdings Inc. I.R.S. Identification No. of Above Person (Entities Only): Not Applicable

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: CO

CUSIP No. 71377G100

1	Name of Reporting Person: 9938982 Canada Inc. I.R.S. Identification No. of Above Person (Entities Only): Not Applicable

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person: CO

Introduction

This Amendment No. 8 to Schedule 13D (this “Statement”) relates to the beneficial ownership of the Common Shares, no par value per share (the “Shares”), of Performance Sports Group Ltd., a Canadian corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by certain of the Reporting Persons dated February 1, 2016, as heretofore amended (as so amended, the “Schedule 13D”).  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 2.           Identity and Background.

Item 2 is hereby amended and restated as set forth below to:

•                 Add each of Sagard Holdings, Inc. and 9938982 Canada Inc. as a Reporting Person; and

•                 Update the business address of the pre-existing Reporting Persons.

(a) — (c) and (f).

The persons who initially filed this Schedule 13D and the prior amendments are Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard” or “Sagard Capital”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corp., a Delaware corporation (“Manager”).

As of the date hereof, each of the following entities is being added as a reporting person (such entities, together with Sagard, GP and Manager, collectively, the “Reporting Persons”):

(i)                                     Sagard Holdings Inc. (“Sagard Holdings”), a corporation incorporated under the Canada Business Corporations Act.  Sagard Holdings is being added as a Reporting Person because the Reporting Persons presently expect that if an agreement or understanding is reached with respect to a Potential Transaction (as defined below), the counterparty to such an agreement or understanding would likely be 9938982 Canada Inc. (“9938982 Canada”), a corporation incorporated under the Canada Business Corporations Act, and a wholly-owned subsidiary of Sagard Holdings, which has been formed for that purpose by Sagard Holdings.

(ii)                                  9938982 Canada.  9938982 Canada is being added as a Reporting Person because the Reporting Persons presently expect that if an agreement or understanding is reached with respect to a Potential Transaction (as defined below), the counterparty to such an agreement or understanding would likely be 9938982 Canada, which has been formed for that purpose by Sagard Holdings

Sagard is the direct owner of the securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons.  Sagard is principally engaged in the business of investing in securities.  GP is the general partner of Sagard.  Manager is the investment manager of Sagard.  Sagard Holdings is principally engaged in the business of investing in securities.  Sagard Holdings is a limited partner of Sagard and the sole stockholder of Manager.  9938982 Canada is a special purpose entity formed by Sagard Holdings.

For each of Sagard, GP and Manager, the principal business address, which also serves as the principal office, is now 280 Park Avenue, 3rd Floor West, New York, NY 10017.

For Sagard Holdings, the principal business address, which also serves as the principal office, is 751 Victoria Square, Montreal (Québec), Canada H2Y 2J3.

For 9938982 Canada, the principal business address, which also serves as the principal office, is 161 Bay Street, Suite 5000, Toronto (Ontario), Canada M5J 2S1.

As a result of direct and indirect securities holdings, Power Corporation of Canada (“PCC”) and The Desmarais Family Residuary Trust (the “Trust”), which was created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, the executors and trustees of which being Jacqueline

Desmarais, Paul Desmarais Jr., André Desmarais, Michel Plessis-Bélair and Guy Fortin, may be deemed to control Sagard, GP, Manager, Sagard Holdings and 9938982 Canada.  Jacqueline Desmarais, Paul Desmarais Jr. and André Desmarais, as executors and trustees, determine how to vote the shares of PCC directly or indirectly held by the Trust.  Exhibit A hereto identifies persons through whom the Trust may be deemed to control PCC and, in turn, Sagard, Sagard Holdings and 9938982 Canada.  PCC, a corporation organized under the laws of Canada, is a diversified management and holding company with its principal place of business at 751 Victoria Square, Montreal (Québec), Canada H2Y 2J3.  The Trust was formed under the laws of Québec and has its address at 759 Square Victoria, Montreal (Québec), Canada H2Y 2J7.  The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

The name, citizenship, occupation and principal business address of each of the directors and executive officers of GP, Manager, Sagard Holdings and 9938982 Canada are listed in Exhibit B and the name, citizenship, occupation and principal business address of each of the directors and executive officers of PCC and the trustees of the Trust are listed in Exhibit C hereto.

(d) — (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers, nor any of the persons listed on Exhibit A, Exhibit B or Exhibit C, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 4.           Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following:

Discussions With Issuer and its Representatives.

Certain of the Reporting Persons have previously reported that they will engage with the Issuer, its advisors, its securityholders and/or its lenders, with advisors to the Reporting Persons and/or with potential sources of financing and co-investors to consider, discuss and/or propose or adopt various plans or proposals related to possible strategic alternatives regarding the Issuer and its subsidiaries.

Since the filing of Amendment No. 7 to the Schedule 13D, such Reporting Persons and the Issuer, and their respective advisors, have discussed the possibility of the Reporting Persons, and potentially one or more-co-investors partnering with the Reporting Persons, proposing potential plans or proposals that may involve one or more of the following related to the Issuer (each, a “Potential Transaction”):

•                  restructurings;

•                  possible issuances by the Issuer of additional and/or refinancing indebtedness;

•                  the acquisition of indebtedness of the Issuer or its subsidiaries; and/or

•                  other strategic alternatives.

The Reporting Persons and their advisors have also conducted, and continue to conduct, a due diligence review of the Issuer and its subsidiaries.

Discussions With Fairfax Financial Holdings Limited and its representatives.

The Reporting Persons and Fairfax Financial Holdings Limited (“Fairfax”) have entered into a confidentiality agreement relating to (i) the Issuer and its confidential information, as required by Sagard’s existing confidentiality agreement with the Issuer, and (ii) any other confidential information provided by or on behalf of Sagard to Fairfax.  Fairfax has informed the Reporting Persons that Fairfax is a holding company based in Toronto, Ontario, which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

The Issuer required, as a condition to the provision of such confidential information of the Issuer, that Fairfax also agree, until March 2, 2017, not to, directly or indirectly, (i) assist or cooperate with, or become a co-bidder, investor with, lender to, or otherwise participate in any way with (including by submitting a proposal to), any other person or entity (other than Sagard) which seeks to effect a transaction with, or investment in, the Issuer, or otherwise interfere with the Reporting Persons’ activities or (ii) contact the Issuer or any of its stockholders (other than Sagard), lenders, advisors, bondholders, owners, managers, members, directors or other representatives regarding any potential restructuring, strategic alternative, acquisition, financing, joint venture, investment, or similar transaction with or involving the Issuer, including by making a proposal or a request for information.

The Reporting Persons, Fairfax and their respective representatives have discussed the possibility of the Reporting Persons and Fairfax, and/or one or more entities to be formed at their direction, acting together with respect to potential plans or proposals related to a Potential Transaction.  Fairfax and/or its representatives have participated with the Reporting Persons and/or their representatives in discussions with the Issuer regarding the matters described herein.

The Reporting Persons and Fairfax have not yet entered into any agreements, term sheets, or other arrangements among themselves with respect to any joint activity.  However, based on discussions to date, the Reporting Persons have concluded that it is likely that, if they proceed with a plan or proposal to effect any Potential Transaction, they will proceed with Fairfax and/or one of its affiliates.

Notwithstanding the foregoing, it is uncertain whether the Reporting Persons and Fairfax, and/or an entity formed thereby, on the one hand, and the Issuer, on the other hand, will agree to any definitive agreement with respect to any Potential Transaction, or that any Potential Transaction will occur.

Disclaimer of Group.

The Reporting Persons and Fairfax presently have no collective intention with respect to acquiring, voting, holding or disposing of equity securities of the Issuer, including the Shares (whether by tender offer, exchange offer, merger or otherwise).  Accordingly, the Reporting Persons and Fairfax have not agreed to act together with respect to acquiring, voting, holding or disposing of equity securities of the Issuer.  For that reason, the Reporting Persons disclaim the formation of a “group” with Fairfax within the meaning of Rule 13d-5 of the Exchange Act, and are not making a group filing with Fairfax pursuant to Section 13(d) under the Exchange Act.  This Statement is being filed by the Reporting Persons to, among other things, disclose the matters set forth herein with respect to Fairfax, and Fairfax is not a Reporting Person hereunder.  Fairfax has informed the Reporting Persons that Fairfax does not beneficially own any Shares of the Issuer.

Other Potential Sources of Financing and/or Co-Investors.

The Reporting Persons presently expect to continue discussions with additional potential sources of financing and/or co-investors for any Potential Transaction.

Nothing contained herein shall be construed to suggest that the Reporting Persons and/or any other such potential sources of financing and/or co-investors are  a “group” (as defined in Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended), the existence of which is expressly disclaimed.

Item 5.           Interest in Securities of the Issuer.

(a)     The Shares reported herein are held directly by Sagard.  As of October 24, 2016, each of Sagard, Manager and GP beneficially owned 7,721,599 Shares, which represented 16.9% of the outstanding Shares, based upon 45,566,680 Common Shares issued and outstanding as of April 13, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended February 29, 2016, filed with the

Securities and Exchange Commission on April 14, 2016.  Each of Sagard Holdings and 9938982 Canada disclaims beneficial ownership of any Shares held by Sagard.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of October 24, 2016.

(b)                                 Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  7,721,599

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  7,721,599

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among Sagard, GP and Manager, and no other Reporting Persons.

(c)                                  The following transactions have been effected by the Reporting Persons over the last 60 days:  None.

(d)           Not applicable.

(e)           Not applicable.

Item 7.           Material to be Filed as Exhibits.

Exhibits A-C are amended and restated as set forth below.

Exhibit A                                             Persons Who may be Deemed to Control the Reporting Persons

Exhibit B                                             Executive Officers and Directors of Sagard Capital Partners GP, Inc., Sagard Capital Partners Management Corp., Sagard Holdings Inc. and 9938982 Canada Inc.

Exhibit C                                             Executive Officers and Directors of Power Corporation of Canada and the Trustees of the Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2016	SAGARD CAPITAL PARTNERS, L.P.

	By:	Sagard Capital Partners GP, Inc., its general partner

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD CAPITAL PARTNERS GP, INC.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD HOLDINGS INC.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: Vice President

9938982 CANADA INC.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

EXHIBIT A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	4190297 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Sagard Holdings Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Pansolo Holding Inc.
(ii)	961 Churchill Avenue, Sudbury, Ontario, Canada P3A 4A3
(iii)	Canada

EXHIBIT B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director and Executive Officer (Treasurer)
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Assistant General Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Amaury de Seze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, Power Financial Corporation
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Assistant General Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anil Shrivastava
(ii)	Executive Officer (Vice-President and Assistant Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Amaury de Seze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, Power Financial Corporation
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Holdings Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director and Executive Officer (President and Controller)
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Samuel Robinson
(ii)	Executive Officer (Vice-President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Philippe Martin
(ii)	Executive Officer (Treasurer)
(iii)	Canada
(iv)	Treasurer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Assistant General Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer (Vice-President)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer (Vice-President)
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Executive Officers and Directors of 9938982 Canada Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Samuel Robinson
(ii)	Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (Secretary)
(iii)	Canada
(iv)	Assistant General Counsel & Assistant Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

EXHIBIT C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	Executive Chairman of the Board, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 29th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel R. Coutu
(ii)	Director
(iii)	Canada
(iv)	Director, Brookfield Asset Management, Inc.
(v)	335 8th Avenue S.W., Suite 1700, Calgary (Alberta), Canada T2P 1C9
(vi)	None
(vii)	None

(i)	Christian Noyer
(ii)	Director
(iii)	France
(iv)	Honorary Governor, Banque de France
(v)	9, rue de Valois, 75001 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Wittington Investments, Limited

(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7
(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair of the Board, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3240, Montréal (Québec), Canada H3B 0G1
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	John A. Rae
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	J. David A. Jackson
(ii)	Director
(iii)	Canada
(iv)	Partner Emeritus and Senior Counsel, Blake, Cassels & Graydon LLP
(v)	199 Bay Street, Suite 4000, Commerce Court W., Toronto (Ontario), Canada M5L 1A9
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States of America
(iv)	Company Director
(v)	10295 Collins Avenue, Unit 404, Bal Harbour, FL, USA 33154
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Claude Genéréux
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Peter Kruyt
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada

(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gary A. Doer
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	28 Algonquin Avenue, Winnipeg (Manitoba), Canada R2G 2H3
(vi)	None
(vii)	None

Trustees of The Desmarais Family Residuary Trust

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the trustees of The Desmarais Family Residuary Trust.

(i)	Jacqueline Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Philanthropist
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Trustee
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Trustee
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Guy Fortin
(ii)	Trustee
(iii)	Canada
(iv)	Attorney
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None